

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 10, 2017

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

      Re: **Antero Resources Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 24, 2016
               File No. 1-36120

Dear Mr. Warren:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/H. Roger Schwall

                         H. Roger Schwall
                         Assistant Director
                         Office of Natural Resources